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                      August 3, 2023

       Michael Munoz
       Chief Financial Officer
       GameSquare Holdings, Inc.
       6775 Cowboys Way, Ste. 1335
       Frisco, Texas 75034

                                                        Re: GameSquare
Holdings, Inc.
                                                            Form 20-F for
Fiscal Year Ended August 31, 2022
                                                            Filed December 29,
2022
                                                            File No. 001-39389

       Dear Michael Munoz:

              We issued a comment on the above captioned filing on March 3, 2023. On April 13,
       2023, we issued a follow-up letter informing you that this comment remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Angela Lumley at 202-551-3398 or Rufus Decker at 202-551-3769 with any questions.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Trade & Services